VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

February 20, 2015

VIA EDGAR

Ms. Naseem Nixon, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Series Fund, Inc. (formerly, ING Series Fund, Inc.)

SEC File Nos.  33-41694; 811-06352

Dear Ms. Nixon:

This letter responds to comments provided to Jay Stamper on or about February 9, 2015, by the Staff of the U.S. Securities and Exchange Commission (“Staff”) for Post-Effective Amendment No. 186 (“Amendment”) to the Registration Statement of Voya Series Fund, Inc. (“Registrant”), filed on or about December 22, 2014 on Form N-1A for the Registrant. Our summary of the comments and our responses thereto are provided below. No comments were made to the Statement of Additional Information.

In addition, attached is the requested Tandy Letter (Attachment A).

1.                                      Comment:                                     The Staff requested that the Registrant confirm that all missing or bracketed information in the prospectus or the SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment to the Registrant’s registration statement.

Response:                                        The Registrant so confirms.

2.                                      Comment:                                     The Staff requested that the Registrant explain in correspondence to the Staff if the Fund (via direct investments) or any of the Underlying Funds has a limit on exposure to alternative strategies, and if applicable, please include the limit in the principal investment strategies.

Response:                                        The Registrant confirms there is no limit on alternative strategies other than the Target Allocation between equity and fixed-income securities.

3.                                      Comment:                                     With respect to “Liquidity” risk the Staff requested that the Registrant explain the illiquid nature of alternative strategies.  Also, if other risks apply please so indicate.

Response:                                        The Registrant appreciates the Staff’s comment but the disclosure in “Liquidity” risk is meant to encompass any type of strategy discussed in the principal investment strategies and further disclosure isn’t necessary.

4.                                      Comment:                                     The Staff requested that the Registrant explain for which purpose the Fund may utilize additional option strategies, including utilizing call spreads, purchase put options, or other types of options.

Response:                                        The Registrant has revised as follows:

“The Fund may utilize additional option strategies, including utilizing call spreads, purchase put options, or other types of options to make tactical allocations, as a substitute for taking a position in the underlying asset, or to earn income.”

5.                                      Comment:                                     The Staff requested that the Registrant revise the Investment Model Risk to include examples of unforeseen market factors.

Response:                                        The Registrant appreciates the comment but believes that examples of such factors are already included in the Foreign Investments/Developing and Emerging Markets Risk or Market Risk.

6.                                      Comment:                                     The Staff requested that the Registrant confirm if the Fund can be exposed to Market Risk through direct investment and change the disclosure accordingly.

Response:                                        The Registrant confirms that the Fund is primarily exposed to Market Risk through investments in Underlying Funds.

7.                                      Comment:                                     The Staff requested that, if applicable, the Registrant revise the disclosure in the section entitled “Additional Information About Principal Investment Strategies” to include that the Fund seeks to achieve its investment objective though allocation to other Voya mutual funds as well as unaffiliated funds (i.e. ETFs).

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant does not believe this is necessary as investments in ETFs is stated separately in the Fund’s principal investment strategies.

8.                                      Comment:                                     The Staff requested that the Registrant clarify the disclosure in the section entitled “Description of the Fund’s Call Writing Strategy” to include that baskets of securities and ETFs in addition to indices can be referenced by the Call Options.

Response:                                        The Registrant has revised the section as requested.

9.                                      Comment:                                     The Staff requested that the Registrant define the terms “at-the-money” and “near-the-money” in the last paragraph in the section entitled “Description of the Fund’s Call Writing Strategy”.

Response:                                        The Registrant has revised as follows:

“The Sub-Adviser expects initially to write (sell) Call Options for the Fund primarily with shorter maturity (typically ten days to three months until expiration) generally at-the-money (where the exercise price of a call option equals the current value of the underlying security at the time the option is sold) or near-the-money (where the strike price of a call option is near the spot price of the underlying security at the time the option is sold) and in the over-the-counter markets with major international banks, broker-dealers and financial institutions.”

10.                               Comment:                                     The Staff requested that the Registrant please consider revising the second paragraph in the subsection entitled “More Information About the Fund — Additional Information about the Fund’s and/or the Underlying Funds’ Risks— Options” as the last two sentences of that paragraph describe the Sub-Adviser’s reasons for using options.

Response:                                        The Registrant appreciates the Staff’s comment and will consider revising in future filings.

2

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

cc:	Huey P. Falgout, Jr., Esq.
Voya Investment Management

Jeffrey S. Puretz, Esq.
Dechert LLP

3

ATTACHMENT A

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

February 20, 2015

VIA EDGAR

Ms. Naseem Nixon, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Series Fund, Inc. (formerly, ING Series Fund, Inc.)

SEC File Nos.  33-41694; 811-06352

Dear Ms. Nixon:

Voya Series Fund, Inc. (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Investment Management

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP